

December 15, 2014

Via E-mail
Scott McPherson
Chief Financial Officer
CannLabs, Inc.
3888 E. Mexico Avenue, Suite 202
Denver, CO 80210

     Re: **CannLabs, Inc.**
               Amendment No. 4 to Form 8-K
               Filed November 18, 2014
               File No. 333-155318

Dear Mr. McPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed November 18, 2014

Government Regulations, page 13

1. We note your response to comment 5 from our letter dated October 24, 2014 and we reissue, in part, the comment. Please revise this section to identify and describe any licensing requirements which apply to your current business. Clarify if the MED Laboratory License is required for you to operate in the state of Colorado, and, aside from security measures, briefly describe what this license requires.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 28

2. We note your response to comment 7 from our letter dated October 24, 2014. In view of your current cash situation, please revise this section to address the interest requirements on your senior secured promissory notes including when the interest payments are to be made. Also, please clarify what you mean by "shareholder loans" within this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Sean Reid, Esq.
        Fox Rothschild LLP